SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________



                                    FORM 11-K
                                  ANNUAL REPORT
                          PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999


                           Savings and Investment Plan
                       for Employees of Weingarten Realty
                            (Full title of the plan)


                              ____________________


                           WEINGARTEN REALTY INVESTORS
          (Name and issuer of the securities held pursuant to the plan)


                            2600 Citadel Plaza Drive
                              Houston, Texas  77008
                    (Address of principal executive offices)

Financial  Statements  and  Exhibits
------------------------------------

      (a)  Financial  statements.

           (1)  Independent  Auditors'  Report

           (2) Statements of Net Assets Available for Benefits as of December 31, 1999 and 1998

           (3) Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1999 and 1998

           (4)  Notes  to  Financial  Statements

           (5) Supplemental Schedules of Assets Held for Investment Purposes and 5% Reportable Transactions

The financial statements and schedules referred to above have been prepared in accordance with the regulations of the Employee Retirement Income Security Act of 1974 as allowed under the Form 11-K financial statement requirements.

      (b)  Exhibits.

                24  -Independent  Auditors'  Consent

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                   SAVINGS  AND  INVESTMENT  PLAN  FOR
                                   EMPLOYEES  OF  WEINGARTEN  REALTY

                                   By:     Weingarten  Realty  Investors



Date:  June  29,  2000             By:      Stanford  Alexander
                                     -----------------------------------
                                        Stanford Alexander, Chairman/
                                           Chief Executive Officer

INDEPENDENT  AUDITORS'  REPORT


To the Trustees and Participants of the Savings and Investment Plan for Employees of Weingarten Realty:

We have audited, in total, the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment purposes as of December 31, 1999, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1999, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



DELOITTE  &  TOUCHE  LLP

Houston,  Texas
June  16,  2000

         SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                            December 31,
                                                   -------------------------------
                                                        1999             1998
                                                   ---------------  --------------
ASSETS
------

INVESTMENTS:

        Pooled Separate Investment Accounts        $  10,181,435

        Mutual Funds                                                    $8,099,120

        Common Stock                                   1,111,740         1,139,455

        Participant Loans Receivable                     291,807           195,402

                                                   ---------------  --------------

              TOTAL INVESTMENTS                       11,584,982         9,433,977
                                                   ---------------  --------------


RECEIVABLES:

        Contributions                                                      131,110

        Loan Interest                                                        1,134

                                                   ---------------  --------------

              TOTAL RECEIVABLES                                            132,244
                                                   ---------------  --------------

CASH                                                       7,940
                                                   ---------------  --------------


NET ASSETS AVAILABLE FOR BENEFITS                  $  11,592,922        $9,566,221
                                                   ===============  ==============



                        See Notes to Financial Statements

         SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                                                            Years Ended December 31,
                                                           --------------------------
                                                               1999          1998
                                                           ------------  ------------

ADDITIONS:
  Additions to net assets attributed to:
    Investment Income:
      Net appreciation in fair value of investments        $    526,415  $    150,308
      Investment Gain on Pooled Separate
        Investment Accounts                                     603,476
      Interest                                                   18,437        18,330
      Dividends                                                 176,169       478,334
      Other                                                       7,688         1,672
                                                           ------------  ------------
                                                              1,332,185       648,644
                                                           ------------  ------------

    Contributions:
      Participant                                               982,246       816,030
      Employer                                                  289,086       266,591
                                                           ------------  ------------
                                                              1,271,332     1,082,621
                                                           ------------  ------------

            Total Additions                                   2,603,517     1,731,265
                                                           ------------  ------------


DEDUCTIONS:
  Deductions from net assets attributed to:
    Benefits paid to participants                               574,947       518,067
    Administrative expenses                                       1,869         1,298
                                                           ------------  ------------
            Total Deductions                                    576,816       519,365
                                                           ------------  ------------


            Net Increase                                      2,026,701     1,211,900

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                           9,566,221     8,354,321
                                                           ------------  ------------
  End of year                                              $ 11,592,922  $  9,566,221
                                                           ============  ============



                        See Notes to Financial Statements

                         SAVINGS AND INVESTMENT PLAN FOR
                         EMPLOYEES OF WEINGARTEN REALTY
                         ------------------------------


                          Notes to Financial Statements



1.  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

    The general purpose of the Savings and Investment Plan for Employees of Weingarten Realty (the "Plan") is to provide retirement and other related benefits for employees of Weingarten Realty Investors ("WRI") and its wholly-owned subsidiary, Weingarten Realty Management Company ("WRMC"),
    referred     to, collectively,  as  the  "Company".

    Basis  of Accounting -  The financial  records  of the  Plan and the account
    --------------------
    records of participants of the Plan are generally maintained on the cash basis of accounting. The accompanying financial statements of the Plan are presented on the accrual basis of accounting; accordingly, memorandum entries are made to the accounting records to reflect the accrual for dividend and interest income, contributions by the Company and participants and interest on loan payments due. Withdrawals of benefits by participants are recorded when paid.

    Investments  -  Investments  are  carried  at  their  quoted  market  value.
    -----------

    Valuation  of  Loans to Participants -  The loans to participants are valued
    ------------------------------------
    at  cost  plus  accrued  interest  which  approximates  fair  value.

    Use  of  Estimates -  The  preparation  of  financial  statements  requires
    ------------------
    management to make use of estimates and assumptions that affect amounts reported in the financial statements as well as certain disclosures. Actual results could differ from those estimates.

2.  SUMMARY  DESCRIPTION  OF  THE  PLAN

    The following description of the Company's 401(k) Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    General -  The  Plan  is  a  defined  contribution  plan  subject  to  the
    -------
    provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and regulations promulgated thereunder.

    Eligibility -  All employees are eligible  to  participate in the Plan after
    -----------
    completing  one  hour  of  eligible  service  and attaining 21 years of age.

    Participant  Contributions -  Participants may contribute 1% to 12% of their
    --------------------------
    annual paid compensation (as defined in the Plan document) as salary reduction contributions. Such contributions are generally made through regular payroll withholdings and reduce the amount of the participant's compensation that is subject to federal income tax.

    Employer  Contributions -  The  Company  may  make  monthly  matching
    -----------------------
    contributions to the Plan. The maximum amount of each participant's salary reduction contribution that is subject to matching is equal to 6% of the participant's qualified compensation. The employer's matching contribution is generally allocated to the individual participant's accounts based on the ratio of the participant's salary reduction contributions to the total salary reduction contributions made by all participants during the period. The employer's matching contribution is is directed to the different funds (described under "Investment Options") using the same ratio as the participants' individual contributions. The Company may also make discretionary contributions. Discretionary contributions are allocated to the individual participant based on the ratio of the participant's compensation to the compensation of all participants during the year. No discretionary contributions are invested in Weingarten Realty Common Shares. No discretionary contributions were made during the years ended 1999 and 1998.

    Vesting -  Participants are fully vested for all contributions made by them.
    -------
    For employer contributions and earnings of the Plan, participants vest as follows:

                                               Vested
    Years of Vesting Service                 Percentage
    ---------------------------------------  ----------

    Less than 2 years                               0
    At least 2 years, but less than 3 years        20
    At least 3 years, but less than 4 years        40
    At least 4 years, but less than 5 years        60
    At least 5 years, but less than 6 years        80
    6 years or more                               100


    Upon death, disability or reaching 65 years of age, a participant becomes fully vested for all contributions and earnings made on his behalf.

    Administration -  Plan  Administrators,  appointed  by  the  Company,  are
    --------------
    responsible for the administrative operations of the Plan and maintaining the accounting records of the Plan and the participants.

    Withdrawals -  Upon  death,  disability  or  termination from  the  Company,
    -----------
    a participant or the beneficiary may withdraw all the participant's vested interest in the Plan. A participant may withdraw all or a portion of his nondeductible voluntary contributions at the end of the plan year or, in case of hardship, at times otherwise allowed by the Plan Administrator.

    Participants may withdraw all of their vested account balances upon attaining the age of 59 1/2. Participants who terminate employment and receive distributions of their vested account balances forfeit the nonvested portion of their accounts. Forfeitures during the year are used to reduce the amount required by the employers' matching contributions.

    Participant  Loans -  Eligible  participants  may  borrow  from  their  fund
    ------------------
    accounts a minimum  of  $1,000  up  to  a  maximum of the lesser of  $50,000 or 50% of their vested account balances. Loan transactions are treated as a transfer between the investment funds and the loan fund. Loan terms range from 1 to 5 years, however loans may be made up to 15 years if related to the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest equal to the prime rate on the first day of the month that the loan is made, plus 1%. Principal and interest are paid ratably through monthly payroll deductions.

    Plan  Investments -  Effective November 30, 1999, the Plan's trustee  became
    -----------------
    Massachusetts Mutual Life Insurance Company (the "Trustee".) Charles Schwab Trust Company was the prior trustee of the plan. The Trustee is responsible for investing contributions. The Trustee allows participants to designate the type of investments in which their individual, self-funded and employer accounts are invested. During the 1999 plan year, the following eleven investments options were available: Mass Mutual Core Bond, Mass Mutual Equity Growth, Mass Mutual MFS Growth Equity, Mass Mutual Small Capital Growth, Mass Mutual Core Equity, Mass Mutual Indexed Equity, Mass Mutual MAS Mid Capital Growth, Oppenheimer Global, Oppenheimer Capital Appreciation, Guaranteed Interest Fund and Weingarten Realty Common Shares.


    Amendment  or Termination of the Plan -  The  Plan  may  be  amended  or
    -------------------------------------
    terminated at any time by the Company. No amendment may deprive any participant (or their beneficiary) of any vested right the participant may have accrued. If the Plan is terminated, the accounts of all participants become nonforfeitable and the Plan's assets or cash will be distributed to the participants so affected.

3.  TAX  STATUS

    The Plan received a favorable ruling dated April 15, 1997 indicating that the Plan was a qualified plan under Sections 401(a) and 501(a) of the Internal Revenue Code and, therefore, exempt from income taxes. The Plan Administrator and outside counsel believe that the Plan, as amended, qualifies under the meanings of the above-mentioned sections of the Internal Revenue Code; accordingly, no provision for federal income taxes is provided in the accompanying financial statements.

4.  INVESTMENTS  GREATER  THAN  FIVE  PERCENT  OF  PLAN  ASSETS

    The following table presents investments that represent five percent or more of the Plan's net assets available for benefits at December 31, 1999 and 1998:




                                                           Market Value
                                                           December 31,
                                                    --------------------------
                                                         1999         1998
                                                    ------------  ------------

    Firstar Institutional Investors GIC Fund                       $   989,714
    Davis New York Venture Fund                                      2,017,855
    Mutual Series Beacon Fund                                        1,712,796
    Dodge & Cox Balanced Fund                                        2,218,277
    Baron Asset Fund                                                   702,926
    Weingarten Realty Investors - Common Shares      $ 1,111,740     1,139,455
    Oppenheimer Capital Appreciation                   2,436,416
    Mass Mutual Core Bond                              1,316,410
    Mass Mutual Core Equity                            3,006,704
    Mass Mutual MAS Mid Capital Growth Equity          1,140,074
    Guaranteed Interest Account                        1,474,011



                                    ********


                                  ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                       EIN #74-1464203
                                SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
                                SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
                                                   AS OF DECEMBER 31, 1999



                                                           DESCRIPTION OF INVESTMENT
                                                            INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER, LESSOR                      RATE OF INTEREST, COLLATERAL,                              CURRENT
OR SIMILAR PARTY                                             PAR OR MATURITY VALUE                      COST         VALUE
-------------------------------------------  ------------------------------------------------------  -----------  -----------

  OPPENHEIMER CAPITAL APPRECIATION           POOLED SEPARATE INVESTMENT ACCOUNT (14,861.258 UNITS)   $ 2,429,620  $ 2,436,416

  MASS MUTUAL CORE BOND                      POOLED SEPARATE INVESTMENT ACCOUNT (13,375.513 UNITS)     1,337,151    1,316,410

  MASS MUTUAL CORE EQUITY                    POOLED SEPARATE INVESTMENT ACCOUNT (29,817.915 UNITS)     3,047,031    3,006,703

  MASS MUTUAL EQUITY GROWTH                  POOLED SEPARATE INVESTMENT ACCOUNT (19.220 UNITS)               850        2,605

  OPPENHEIMER GLOBAL                         POOLED SEPARATE INVESTMENT ACCOUNT (2,752.146 UNITS)        310,427      466,558

  MASS MUTUAL INDEXED EQUITY                 POOLED SEPARATE INVESTMENT ACCOUNT (1,700.625 UNITS)        460,566      216,581

  MASS MUTUAL MAS MID CAPITAL GROWTH EQUITY  POOLED SEPARATE INVESTMENT ACCOUNT (8,178.433 UNITS)        889,255    1,140,074

  MASS MUTUAL MFS GROWTH EQUITY              POOLED SEPARATE INVESTMENT ACCOUNT (74.244 UNITS)             3,028        9,619

  MASS MUTUAL SMALL CAPITAL GROWTH           POOLED SEPARATE INVESTMENT ACCOUNT (699.751 UNITS)            1,719      112,458

 *WEINGARTEN REALTY INVESTORS                COMMON SHARES (105,350 SHARES)                            1,057,829    1,111,740

  GUARANTEED INTEREST FUND                   POOLED SEPARATE INVESTMENT ACCOUNT (146,669.383 UNITS)    1,464,037    1,474,011

  PARTICIPANT LOANS RECEIVABLE               DUE SEMI-MONTHLY, BEARING INTEREST AT 8.75% TO 9.50%        291,807      291,807
                                                                                                     -----------  -----------

                                             TOTAL ASSETS HELD FOR INVESTMENT PURPOSES                11,293,320   11,584,982


-------------------------------------------
*PARTY-IN-INTEREST



                     ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                           EIN #74-1464203
                   SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
                    SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
                                FOR THE YEAR ENDED DECEMBER 31, 1999


ASSETS ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
----------------------------------------------------


                                                 DESCRIPTION OF INVESTMENT
                                                 INCLUDING MATURITY DATE,
IDENTITY OF ISSUE, BORROWER, LESSOR            RATE OF INTEREST, COLLATERAL,                 SALE
OR SIMILAR PARTY                                   PAR OR MATURITY VALUE         COST      PROCEEDS
---------------------------------------------  -----------------------------  ----------  ----------

  FIRSTAR INSTITUTIONAL INVESTORS GIC FUND     MUTUAL FUND                    $  604,317  $  209,318

  COLUMBIA FIXED-INCOME SECURITIES FUND, INC.  MUTUAL FUND                        51,882     285,032

  DODGE & COX BALANCED FUND                    MUTUAL FUND                       378,915   2,716,163

  MUTUAL SERIES BEACON FUND                    MUTUAL FUND                        51,420   1,811,942

  AMERICAN CENTURY INCOME & GROWTH             MUTUAL FUND                     2,047,092   2,185,406

  DAVIS NEW YORK VENTURE FUND, INC.            MUTUAL FUND                       464,685   2,706,777

  BARON ASSET FUND                             MUTUAL FUND                       304,961   1,063,245

  T ROWE PRICE INTERNATIONAL STOCK FUND        MUTUAL FUND                       120,379     373,317

 *WEINGARTEN REALTY INVESTORS                  COMMON SHARES                     329,532     240,078

  SCHWAB S&P 500                               MUTUAL FUND                       453,993     475,312



---------------------------------------------
*PARTY-IN-INTEREST



                                      ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                                                     EIN #74-1464203
                              SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF WEINGARTEN REALTY
                              SUPPLEMENTAL SCHEDULE OF FIVE PERCENT REPORTABLE TRANSACTIONS
                                           FOR THE YEAR ENDED DECEMBER 31, 1999

SINGLE  TRANSACTIONS  INVOLVING  AN  AMOUNT  IN  EXCESS  OF  FIVE  PERCENT  OF  THE  CURRENT  VALUE  OF  PLAN  ASSETS
---------------------------------------------------------------------------------------------------------------------



                                                                          PURCHASE    SELLING      COST OF      CURRENT
IDENTITY OF PARTY INVOLVED                 DESCRIPTION OF ASSET            PRICE       PRICE     ASSETS SOLD     VALUE
---------------------------------  ------------------------------------  ----------  ----------  ------------  ----------
AMERICAN CENTURY INCOME & GROWTH   MUTUAL FUND (58,414.069 UNITS         $1,743,660  $1,878,585  $  1,749,280
                                   PURCHASED AND 58,323.047 UNITS SOLD)
BARON ASSET FUND                   MUTUAL FUND (15,598.075 UNITS)                       856,490       831,066
DAVIS NEW YORK VENTURE FUND, INC.  MUTUAL FUND (75,629.914 UNITS)                     2,115,369     1,476,612
DODGE & COX BALANCED FUND          MUTUAL FUND (32,346.09 UNITS)                      2,221,206     1,945,882
MUTUAL SERIES BEACON FUND          MUTUAL FUND (129,255.741 UNITS)                    1,743,660     1,708,050
OPPENHEIMER CAPITAL APPRECIATION   POOLED SEPARATE INVESTMENT ACCOUNT     2,385,081                            $2,389,391
                                   (16,156.509 UNITS)
MASS MUTUAL CORE BOND              POOLED SEPARATE INVESTMENT ACCOUNT     1,313,549                             1,313,339
                                   (13,204.871 UNITS)
MASS MUTUAL CORE EQUITY            POOLED SEPARATE INVESTMENT ACCOUNT     2,989,188                             2,989,136
                                   (29,940.194 UNITS)
GUARANTEED INTEREST FUND           POOLED SEPARATE INVESTMENT ACCOUNT     1,447,749                             1,447,795
                                   (144,589.322 UNITS)
MASS MUTUAL MAS MID CAPITAL        POOLED SEPARATE INVESTMENT ACCOUNT       856,490                               857,350
GROWTH EQUITY                      (6,765.326 UNITS)



                                       NET
IDENTITY OF PARTY INVOLVED         GAIN/(LOSS)
---------------------------------  ------------
AMERICAN CENTURY INCOME & GROWTH   $   129,305

BARON ASSET FUND                        25,424
DAVIS NEW YORK VENTURE FUND, INC.      638,757
DODGE & COX BALANCED FUND              275,324
MUTUAL SERIES BEACON FUND               35,610
OPPENHEIMER CAPITAL APPRECIATION         4,310

MASS MUTUAL CORE BOND                     (210)

MASS MUTUAL CORE EQUITY                    (52)

GUARANTEED INTEREST FUND                    46

MASS MUTUAL MAS MID CAPITAL                860
GROWTH EQUITY



SERIES  OF  TRANSACTIONS,  WHEN  AGGREGATED,  INVOLVING AN AMOUNT IN EXCESS OF FIVE PERCENT OF THE CURRENT VALUE OF PLAN ASSETS
-------------------------------------------------------------------------------------------------------------------------------



                                                                 NUMBER    NUMBER  TOTAL DOLLAR
                                                                   OF        OF      VALUE OF      TOTAL DOLLAR        NET
IDENTITY OF PARTY INVOLVED                DESCRIPTION OF ASSET  PURCHASES  SALES     PURCHASES    VALUE OF SALES   GAIN/(LOSS)
----------------------------------------  --------------------  ---------  ------  -------------  ---------------  ------------
FIRSTAR INSTITUTIONAL INVESTORS GIC FUND  MUTUAL FUND                  76      24  $     604,317  $       209,318  $     21,080
MUTUAL SERIES BEACON FUND                 MUTUAL FUND                  15      10         51,420        1,811,942        36,274
DODGE & COX BALANCED FUND                 MUTUAL FUND                  81      37        378,915        2,716,163       344,899
DAVIS NEW YORK VENTURE FUND, INC.         MUTUAL FUND                  93      32        464,685        2,706,777       824,129
BARON ASSET FUND                          MUTUAL FUND                  90      27        304,961        1,063,245        34,108
AMERICAN CENTURY INCOME & GROWTH          MUTUAL FUND                  72      24      2,047,092        2,185,406       138,758
